January 4, 2008

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

>   **Re: Strasbaugh**
>   **Registration Statement on Form SB-2**
>   **Filed December 14, 2007**
>   **File No. 333-144787**

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to our prior comment 1. Please tell us how you calculated your public float of shares held by non-affiliates prior to the offering.

Fee Table

2.   Please update your fee table and exhibit 5 to reflect the current size of the offering.

Prospectus Cover Page

3.   We note your response to our prior comment 3. Before you seek acceleration of the effective date of this registration statement, please disclose in the prospectus the fixed price at which the shares will be offered and sold.

4.   We reissue prior comment 4. Your disclosure continues to include the broad language "until a public market develops" rather than specifically mentioning the OTC Bulletin Board.

Business, page 31

5.   We note your response to prior comment 5. In connection with our comment
        process regarding your pending registration statement, we do not intend to make a
        determination regarding the adequacy of the disclosure in your proxy statement
        relating to your plan of dissolution and the permissible activities after the plan
        was approved by shareholders; however, it remains unclear how you concluded
        that the board's activity after the plan was approved by shareholders was
        consistent with governing state law. For example, it is unclear how the board was
        authorized to declare an "extraordinary dividend" in December 2005 after the
        company's owners had instructed the board to limit activities to winding up the
        company's business. (It appears from your response that classifying that payment
        as dividend rather than an asset distribution permitted the company to
        subsequently revoke its election to dissolve.) Therefore, please provide us an
        opinion of counsel qualified to practice in the applicable state that the company's
        activities since shareholders approved the plan of dissolution were consistent with
        the plan and applicable state law. If you cannot provide an unconditional opinion
        to this effect, please disclose appropriate risk factors.

Management, page 48

6.   Your response to prior comment 7 appears to imply that you believe that
        individuals cannot be executive officers if they report to other officers. Please
        provide us an analysis of all authority that you consulted regarding the proper
        application of the term "executive officer." It appears that, under the
        interpretation of the definition of "executive officer" that you propose, no
        company could have a vice president that is an executive officer because a vice
        president would always make decisions that are subject to the responsibility of a
        more senior corporate officer; such an interpretation of the definition appears to
        be inconsistent with the text of Rule 405 which indicates that specified vice
        presidents are executive officers for purposes of the federal securities laws.
        Please note that your change of individuals' titles from "vice president" to
        "director" would not affect the substance of this analysis.

7.   We note your new director Mr. Givens is involved in businesses that may be
        competitors to you. Please disclose appropriate risk factors.

Director Compensation Table, page 54 and
Compensation of Executive Officers, page 55

8.   Please note that your compensation disclosure also must include information for
        your most recently competed fiscal year – the year ended December 31, 2007.
        Please update accordingly.

Index to Financial Statements, page F-1

Interim Condensed Financial Statements, page F-2

Note 1. Summary of Significant Accounting Policies, page F-7

-Correction of Prior Period Error, page F-7

9.   Please refer to prior comments 13 and 14 from our letter dated October 5, 2007.
        We note for the nine months ended September 30, 2007 that the error appears to
        be 15% of net income. Please provide us with your analysis of the expected
        results for the year ending December 31, 2007, such that you do not consider each
        error, individually and in the aggregate to be material.

Note 9. Conditionally Redeemable Convertible Series A Preferred Stock, page F-22

Warrants, page F-25

10.   Please refer to prior comment 16 from our letter dated October 5, 2007. We note
        the holders of the warrants may exercise under a cashless exercise feature if the
        underlying common stock is not registered. Please tell us and revise this note to
        explain how you considered paragraph 8 of EITF 00-19, which indicates that
        contracts that give the counterparty a choice of net-cash settlement or settlement
        in shares (i.e., physical settlement or net-share settlement) should be classified as
        a liability at fair value.

Annual Financial Statements, page F-31

Notes to Financial Statements, page F-36

Note 1. Summary of Significant Accounting Policies, page F-36

-Revenue Recognition, page F-39

11.   Please refer to prior comment 20 from our letter dated October 5, 2007. We note
        from your response that the software associated with your tools is an integral part
        of the tool. Given this statement that it appears that the software contained in
        your products is more than incidental to your products, please tell us and revise
        your footnotes and MD&A to specifically explain how you considered the
        guidance in paragraphs 6-14 of SOP 97-2, as amended by SOP 98-9.

Note 10. Stock Compensation Plans, page F-50

12.   Please refer to prior comment 22 from our letter dated October 5, 2007. We note
        from your response that it appears you determined the fair value of your common
        stock underlying the grants that were modified on April 10, 2006 based upon
        repurchases of your common stock from your chief financial officer and former
        board member. Repurchases of your own common stock do not typically
        represent the fair value of your common stock. Please tell us and revise this note
        to explain why you believe that repurchases of your own common stock rather
        than third-party purchases of your common stock represents the fair value of your
        common stock underlying your stock options modified on April 10, 2006.

Note 12. Cancellation of Liabilities, page F-54

13.   We note your response to prior comment 17 from our letter dated October 5,
        2007. Please provide us with the legal opinion on which you based your
        assessment that the collection of the accounts payable is barred by the statute of
        limitations. We would expect that opinion to include similar language.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.